
December 11, 2014

Via E-mail
Thomas L. Carter, Jr.
President and Chief Executive Officer
Black Stone Minerals, L.P.
1001 Fannin Street, Suite 2020
Houston, Texas 77002

> **Re: Black Stone Minerals, L.P.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 24, 2014**
> **CIK No. 0001621434**

Dear Mr. Carter:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

Formation Transactions and Structure, page 10

1.   We note your revisions in response to prior comment 7. Please further revise your organizational structure charts to disclose the names of the limited partners and their ownership of common units and preferred units, or tell us why you do not believe such disclosure is material.

2.   We note that you disclose an accrued partners' distribution payable of $51.179 million at September 30, 2014 that reflects distributions that have not been paid. If such amount will not be paid to the partners in connection with the formation transactions and this

offering, please discuss this payable in the context of your liquidity and ability to pay distributions.

The Offering, page 19

3.   We note your response to prior comment 9, and your disclosure that in connection with the closing of this offering, the board of directors of your general partner will adopt a policy pursuant to which you will distribute a substantial majority of the cash you generate from operations each quarter. Please revise your disclosure to clarify the meaning of "substantial majority" and to provide a narrative description of how you will determine or define "cash generated from operations."

Risk Factors, page 26

The volatility of oil and natural gas prices due to factors beyond our control…, page 27

4.   Please update this risk factor to reflect recent changes in oil prices.

Our partnership agreement includes exclusive forum, venue…, page 44

5.   We note your discussion in this risk factor of the fee-shifting provision in the partnership agreement. Please revise this risk factor to explain that the fee-shifting provision may increase the cost of bringing lawsuits and may effectively discourage unitholder claims.

Use of Proceeds, page 49

6.   We note your revised disclosure in response to prior comment 13 and reissue such comment. Please revise your disclosure to quantify the offering proceeds you intend to use (i) to repay your outstanding indebtedness and (ii) to fund future capital expenditures.

Cash Distribution Policy and Restrictions on Distributions, page 52

Estimated Cash Generated from Operations for Distribution for the Year Ending December 31, 2015, page 56

7.   We note your response to prior comment 15, and your revised disclosure that provides a cross-reference to disclosure elsewhere in your filing. Please revise to describe the terms of the distribution priority in this section. In addition, please tell us how the order of priority described on page 132 is reflected in your tabular disclosure of estimated cash available for distribution for the year ending December 31, 2015. For example, we note that your description on page 132 contemplates that your common unitholders and preferred unitholders will share in distributions after a certain amount of distributions have been made to common unitholders.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 69

Critical Accounting Policies and Related Estimates, page 80

Equity-Based Compensation, page 81

8.   We note your statement on page 81 that "As of the valuation date of January 1, 2014, we
       were not planning to pursue an initial public offering." Please tell us when you first
       initiated discussions with underwriters and when the underwriters first communicated
       their estimated price range and amount for your common unit.

Business, page 84

Estimated Proved Reserves, page 99

Estimated Proved Undeveloped Reserves, page 103

9.   Please expand the disclosure for proved undeveloped reserves to provide a narrative
       explanation for the material changes relating to the line item entries for acquisitions of
       reserves for the period ending September 30, 2014 and for revisions of previous estimates
       for the periods ending December 31, 2013 and September 30, 2014, respectively. Refer
       to Item 1203(b) of Regulation S-K.

Oil and Natural Gas Production Prices and Production Costs, page 104

Production and Price History, page 104

10.   We note your response to comments 26 and 27 in our letter dated November 6, 2014 and
       your revised footnote disclosure on page 104 and elsewhere on pages 92 through 99
       relating to the presentation of production volumes that have been determined on a value-
       equivalent basis using a conversion factor of 20 Mcf per barrel of oil. We reissue our
       comments in-part relating to expanding your disclosure, here, and additionally on page
       102 in reference to your reserves, to provide a brief description of the parameters used in
       the calculation of the metric, e.g. the time period, source and basis of the prices used in
       deriving the 20 Mcf per barrel conversion factor.

       Additionally and as part of your expanded disclosure, please:

       •   explain that there is no identifiable standard for this metric and that such disclosure is
           provided supplementally,

- explain that the metric represents the mean ratio of a range of values over time, provide the high and low values within the range, and include the conversion factors relating to each of the periods disclosed to illustrate the variability, and

- caution the reader as to any limitations applicable to the use of this metric.

The Partnership Agreement, page 136

Applicable Law; Forum, Venue and Jurisdiction, page 140

11.   Please expand your disclosure regarding the fee-shifting provision to clarify the following:

- the parties who may be subject to the provision,

- the meaning of the phrase "substantially achieves, in substance and amount," and

- the parties who may be allowed to recover their fees and expenses.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

12.   We note you revised the unaudited pro forma consolidated balance sheet to reflect the general partner and limited partner interests separately within Partners' equity. Please clarify why you did not also revise the pro forma statements of operations to show the aggregate amount of net income allocated to the general partner and the aggregate amount allocated to the limited partners and the per common unit basis as contemplated by SAB Topic 4F.

Annual Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-33

Revenue Recognition, page F-36

13.   We note your response to comment 40 in our letter dated November 6, 2014 regarding revenue from lease bonuses and delay rentals. With reference to the relevant guidance, please tell us how you concluded that it was not necessary to recognize the associated revenue over the lease term. As part of your response, please describe any relevant contractual terms associated with these arrangements.

Closing Comments

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina v. Dorin, Attorney-Advisor, at (202) 551-3763 or Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any other questions.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director